SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June. 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		312,389	0.0905	0.0508
Shares	Preferred		1,528,747	0.5676	0.2488

End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
Shares	Common	312,389	0.0905	0.0508
Shares	Preferred	1,528,747	0.5676	0.2488

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			311,956,437		90.4020	50.7726
Shares	Preferred			123,808,853		45.9670	20.1505
Simple Debentures	First tranche. due in 3 years. of nominative. book entry. non-share convertible. subordinated debentures			5,000		6.1196	2.4212
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Itaú Corretora	Buy	19	1,000	101.00	101,000.00
Shares	Common	Itaú Corretora	Buy	20	1,000	100.00	100,000.00
Shares	Common	Credit Suisse	Buy	26	24,000	95.35	2,288,400.00
Shares	Common	Credit Suisse	Buy	26	7,700	95.49	735,273.00
Shares	Common	Credit Suisse	Buy	27	400	94.88	37,952.00
Shares	Common	Credit Suisse	Buy	27	1,900	95.00	180,500.00
Shares	Common	Credit Suisse	Buy	27	25,300	95.23	2,409,319.00
Shares	Common	Credit Suisse	Buy	30	3,600	95.00	342,000.00
			Total Buy		80,900		7,714,604.00
Shares	Preferred	Itaú Corretora	Buy	17	100	108.48	10,848.00
Shares	Preferred	Itaú Corretora	Buy	17	900	108.49	97,641.00
Shares	Preferred	Itaú Corretora	Buy	18	500	105.00	52,500.00
Shares	Preferred	Itaú Corretora	Buy	19	600	108.50	65,100.00
Shares	Preferred	Itaú Corretora	Buy	19	2,400	108.70	260,880.00
Shares	Preferred	Itaú Corretora	Buy	19	800	108.94	87,152.00
Shares	Preferred	Itaú Corretora	Buy	19	200	109.17	21,834.00
Shares	Preferred	Itaú Corretora	Buy	20	1,000	106.60	106,600.00
			Total Buy		6,500		702,555.00
Shares	Preferred	Direct w/ the Company	Sell	19	1,000	107.41	107,410.00
			Total Sell		1,000		107,410.00
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			312,037,337		90.4255	50.7857
Shares	Preferred			123,814,353		45.9691	20.1514
Debentures	First tranche. due in 3 years. of nominative. book entry. non-share convertible. subordinated debentures			5,000		6.1196	2.4212
(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,

(2)	Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3)	Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2008. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		19	0.0000	0.0000
Shares	Preferred		69	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		19	0.0000	0.0000
Shares	Preferred		69	0.0000	0.0000

(1) When filing in the form. delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002. send a statement with that information,
(2) Issue/Series. convertibility. simple. term. guaranties. type/class. among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors. Management (which have not been included in the Board of Directors). etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham David Staley
Graham David Staley Chief Financial Officer and Investor Relations